FORM C Electronic Signature on Behalf of Maine Textiles International

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Maine Textiles International

TIN: 45-5366287

Fiscal Year End (12/31/2018

By: KSRC

Kenneth Raessler
Signature
President

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

CFO

James McCain
Print Name
CFO



Signature

PRINCIPAL FINANCIAL OFFICER/TREASURER

Print Name

James McCain
Principal Financial Officer/Treasurer



Signature

PRINCIPAL ACCOUNTING OFFICER/COMPTROLLER

James McCain
Print Name
Principal Accounting Officer/Comptroller



Signature

Certification of a majority of the Board of Directors:

Kenneth Raessler
Print Name

Signature

719118
Date

Claudia Raessler
Print Name



Signature

7/19/2018

Date

James McCain
Print Name

Signature

July 9, 2018
Date

Print Name

Signature

Date

Print Name

Signature

Date